Smart Sand, Inc.

24 Waterway Avenue, Suite 350

The Woodlands, Texas 77380

(281) 231-2660

October 21, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

	Re:	Smart Sand, Inc.
Registration Statement on Form S-1
Filed September 19, 2016
File No. 333-213692

Ladies and Gentlemen:

Set forth below are the responses of Smart Sand, Inc., a Delaware corporation (“we,” “our” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 20, 2016, with respect to the Company’s correspondence submitted to the Commission on October 19, 2016 (the “October 19th Correspondence”) regarding the Company’s registration statement on Form S-1 (File No. 333-213692) (the “Registration Statement”). The Company hereby submits as Exhibit A hereto for the Staff’s review certain pages of the Registration Statement marked to show all changes made since the October 19th Correspondence.

For your convenience, each response below is prefaced by the text of the Staff’s corresponding comment in bold, italicized text.

Capitalization, page 39

1.	Please revise to present historical Redeemable Series A preferred stock outside of stockholders’ equity section consistent with the financial statements presented.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 39 of Exhibit A.

Contractual Obligations, page 65

2.	Please revise Redeemable Series A preferred stock amounts presented here to $34,708 consistent with the financial statements presented.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 65 of Exhibit A.

Financial Statements

Consolidated Financial Statements, page F-2 and F-23

3.	Please revise your historical financial statements to give retrospective effect to the stock split that you expect to occur prior to the effectiveness of this registration statement. If your auditors believe that only a draft report can be presented due to a pending future event, such as the stock split, they should include in the filing a signed and dated preface to their draft report stating the reason for the draft report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated and unrestricted auditor’s report must be included in the filing prior to effectiveness. Refer to SAB Topic 4:C and Rule 2-02 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to further clarify the timing of our 2,200 for 1 stock split in response to the Staff’s comment. The Company supplementally advises the Staff that the stock split will not be effective until after the Registration Statement is declared effective but prior to the consummation of the offering (and not prior to or at the time of effectiveness of the Registration Statement). As such, the stock split will have no impact on the historical financial information, historical financial statements or the audit report of Grant Thornton LLP contained in the Registration Statement. Subsequent to the effectiveness of the Registration Statement, the effectiveness of the stock split and the consummation of the offering, financial statements presented by the Company will reflect the retroactive application of the stock split in accordance with ASC 260-10-55-12 and SAB Topic 4.C Change in Capital Structure. Please see pages 1, 38, 39, 111 and 123 of Exhibit A.

Notes to the Consolidated Financial Statements

1. Organization and Nature of Business

Immaterial Correction, page F-6 and F-27

4.	We note your disclosures regarding the corrections made to the financial statements for the periods presented. Please revise to disclose the effect of correction on per share amounts affected for each period presented.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages F-6 and F-27 of Exhibit A.

Correspondence Submitted on October 19, 2016

Third Quarter 2016 Sales Volumes, page 7

5.	We note that the disclosure in the preceding section discusses both sales volumes and pricing. Please revise the disclosure in this section to also discuss the pricing for the third quarter 2016 or advise why such information is not material.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 7 of Exhibit A.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 70

6.	We note the per share grant date fair value of restricted shares issued during the year ended December 31, 2015 and six months ended June 30, 2016 was $17,732 and $8,464 respectively. Please disclose the events and factors that resulted in (a) a steep decrease in your valuation of your common stock from $17,732 during the year ended December 31, 2015 to $8,464 during the six months ended June 30, 2016 and (b) a steep increase in your valuation of your common stock from $8,464 during the six months ended June 30, 2016 to the midpoint of your IPO price range and how those factors relate to the changes in your valuation assumptions.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it engaged an independent third-party valuation firm (the “Valuation Firm”) to perform valuations to estimate the fair value of the Company’s common stock. These estimates of fair value were used for financial reporting purposes in connection with the application of Accounting Standards Codification Topic 718 - Stock Compensation for restricted shares issued during the year ended December 31, 2015 and six months ended June 30, 2016. The Valuation Firm reviewed a number of objective and subjective factors that the Valuation Firm believed market participants would consider, including the history and nature of the business, the general economic outlook (such as economic growth, inflation, unemployment, the interest rate environment and global economic trends) and the energy services industry outlook.

June 10, 2014 Valuation

In August 2014, the Valuation Firm provided a common equity value range of $157.1 million to $203.9 million as of June 10, 2014 (the “June 2014 Valuation”) and concluded that the fair market value of equity was $17,732.42 per share. To make its conclusions, the Valuation Firm used the income approach (discounted free cash flows) and market comparable approach (multiple of revenue and EBITDA) to determine the Company’s enterprise value. An equal weighting was assigned to the valuations derived from the income and market comparable approaches. The equal weighting reflected that no one approach was considered more reliable or relevant than the other approach.

The enterprise values derived under the income and market comparable approaches were then used to determine an aggregate total equity value, which was calculated by adding the Company’s cash and cash equivalents and subtracting the total long-term debt outstanding, accrued interest and preferred stock from the calculated enterprise values. A liquidity discount was applied to reach the final valuation based on the fact that the Company was a private company with clear impediments to liquidity, including lack of publicly available information and the lack of an active trading market. The size of the discount was determined using quantitative and qualitative methods and was, in part, a function of management’s assumptions relating to the estimated time for the Company to reach a liquidity event.

For the income approach, projected free cash flows were discounted at a weighted average cost of capital (“WACC”) to be approximately 15.0% for the June 2014 Valuation. The Valuation Firm used this WACC to estimate an enterprise value range of $250.0 million and $280.0 million.

For the market comparable approach, the Valuation Firm identified seven comparable companies. The Valuation Firm analyzed the financial results of the comparable companies to determine market multiples of total enterprise value over the next twelve months of projected revenue (“TEV/Revenue”) and the total enterprise value over the next twelve months of projected EBITDA (“TEV/EBITDA”). The Valuation Firm applied these multiples to determine an estimated enterprise value range of $300.0 million to $340.0 million.

The valuation weighted the estimated enterprise value range from the income method and the market comparable method equally to provide a final estimated enterprise value range of $275.0 million to $310.0 million, with a resulting fair market value of total equity (after adding, subtracting and discounting for the items previously described) range of $184.2 million to $239.6 million.

December 2015 Valuation

In March 2016, the Valuation Firm provided a common equity value range of $78.0 million to $125.1 million as of December 31, 2015 (the “December 2015 Valuation”). The Valuation Firm also concluded that the fair market value of equity was $8,463.58 per share. The Valuation Firm again used the income method and the market comparable method with the same procedures in the December 2015 Valuation as in the June 2014 Valuation. The Valuation Firm utilized similar approaches as were used in the June 2014 Valuation.

The fair market value of the December 2015 Valuation was used for financial reporting purposes in connection with the application of Accounting Standards Codification Topic 718 - Stock Compensation for restricted stock awards issued in March 2016. During the period from the year end valuation date through grant date, there were no significant changes to the Company, its financial position or its operations that would require a reassessment of the fair value. The Company executed a contract amendment with an existing customer during this period which extended the terms and implemented a monthly reservation charge, rather than one true-up payment at end of contract year. However, the contractual obligations under the customer contract were already included in the valuation forecast.

Factors Impacting Our Valuations

For the quarter ended June 30, 2014, the Company sold approximately 276,000 tons of frac sand. The Company had approximately 2.2 million tons of annual frac sand production capacity. Quarterly sales volumes were on a rapid increase on both a year-over-year and sequential basis through year-end 2014. In the first quarter of 2015, the Company sold approximately 256,000 tons of frac sand, reflecting a 38% decline in tons sold from the fourth quarter of 2014. By the second quarter of 2015, however, due to the impact of the downturn in oil and gas commodity prices and the resulting slowdown in drilling and completion activity in the oil and gas industry, our sales levels began to trend significantly downward and continued on this trend for the remainder of fiscal year 2015 and into early 2016. The Company experienced a 40% year-over-year decrease in tons sold for the year ended December 31, 2015 compared to the year ended December 31, 2014 and 50% decrease in sales volumes year-over-year for the first quarter of 2016 compared to the same period in 2015.

This decline reflected a broader decline in frac sand volumes for the proppant industry as disclosed in the “Proppant Industry Overview” section of the Registration Statement (see page 75 of the Registration Statement) due to the continued decline in oil and gas commodity prices that occurred throughout 2015 and through the first quarter of 2016 and the resulting slowdown in drilling and completion activity in the oil and gas industry. This decline also impacted comparable public companies’ market capitalization. The change in the Company’s valuation between June 2014 and December 2015 was primarily driven by a current and expected decrease in demand for and sale of frac sand for all of 2016 and into early 2017. This resulted in a decrease in the Company’s projected cash flows, revenues and EBITDA, the metrics that were primary drivers of the Valuation Firm’s analysis.

Reconciliation of Valuations and IPO Pricing

The Company respectfully submits that the midpoint of the price range for this offering was determined based upon discussions between the Company and the underwriters, who have taken into account a number of factors, including the expected increasing demand for frac sand and the Company’s ability to meet this rising demand.

The Company now has 3.3 million tons of annual frac sand production capacity of which it is currently only utilizing 25-30%. As described in the Registration Statement, future demand of frac sand in the next few years is expected to exceed even the highest levels of overall production that occurred in 2014. In the Demand Trends section of the Registration Statement (see page 8 of the Registration Statement), for example, “Spears estimates from 2016 through 2020 proppant demand is projected to grow by 23.2% per year.”

Oil prices began to stabilize and improve beginning in the second quarter of 2016, and the Company’s frac sand sales have slowly, but steadily, begun to increase with the improvements in oil and natural gas commodity prices and drilling and completion activity. This upturn, along with renewed investor enthusiasm for frac sand and proppant companies, has boosted the market capitalization of comparable public companies significantly in 2016. Since the beginning of 2016 through current, our publicly-traded peers have experienced significant increase in both their price per share/common unit and enterprise value. The increases in both per share/common unit and enterprise value have exceeded actual sales volume growth for these companies. As such, the Company believes that this further indicates that valuations are being based on future expected growth and not current activity levels.

	Price per share/ common unit increase	Enterprise value increase
Emerge Energy Services LP (NYSE: EMES)	360%	74%
Hi-Crush Partners LP (NYSE: HCLP)	350%	150%
Fairmont Santrol Holdings Inc. (NYSE: FMSA)	360%	99%
U.S. Silica Holdings, Inc. (NYSE: SLCA)	150%	163%

The aggregate market value of the Company’s common stock, as determined by multiplying the midpoint of the price range of this offering ($16.50) by the fully-diluted number of shares of common stock (35,637,609) is approximately $588.0 million. The Company’s December 2015 Valuation included consideration for an approximately 19% combined discount for control and liquidity for being a privately-held company. Removing this discount consideration, the Company’s adjusted fair value would be approximately $148.9 million. The $588.0 million market value would represent an approximate 395% increase from the December 2015 Valuation. Additionally, the December 2015 Valuation concluded an enterprise value of $230.0 million for the Company; the current proposed $588.0 million market value would represent an 156% increase in value. We believe the change in enterprise value during this period may be the most relevant comparison since enterprise value changes take into account the different capitalization and use of debt/leverage amongst the different comparables in our industry. This market value level is corroborated by the increase in share price among our peer group, and is supported by the Company’s ability to capitalize on the expected increases in frac sand demand given its current capacity levels.

7.	For each date you issued restricted shares in 2016 and in the last six months of the year ended December 31, 2015, please provide details of the share amounts and their respective vesting periods.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly to reflect that during the last six months of 2015, the Company did not issue any restricted stock awards. During March 2016, the Company issued 73 shares of restricted stock (160,600 shares after giving effect to the expected 2,200 to 1 stock split). These restricted stock awards consist of 50% service-based vesting over four years and 50% performance-based vesting upon the achievement of certain triggering events. These triggering events are consistent with the triggering events of our outstanding warrants as described on page 117 of the Registration Statement. Please see page 71 of Exhibit A.

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Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan J. Maierson at (713) 546-7420.

Very truly yours,

Smart Sand, Inc.

By:	/s/ Lee E. Beckelman
Name: Lee E. Beckelman
Title: Chief Financial Officer

Cc:	Ryan J. Maierson, Latham & Watkins LLP

Exhibit A